UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LUOKUNG TECHNOLOGY CORP.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G56981106
(CUSIP Number)

December 31st, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [x]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. G56981106

1	Names of Reporting Persons
Benjamin Empire Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x] joint filers
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
11,312,861(1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
11,312,861(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,312,861
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.62(2)
12	Type of Reporting Person (See Instructions)
CO

(1)  Benjamin Empire Limited is the record owner of 11,312,861 Ordinary Shares of the Issuer.  Benjamin Empire Limited is wholly owned by Benjamin Assets Capital Limited, which is in turn wholly owned by the Benjamin Family Trust, an irrevocable discretionary trust for which TMF (Cayman) Ltd. acts as the trustee (the "Trustee").  The Trustee may exercise voting and dispositive power over these shares.

(2) Based on 201,317,558 ordinary shares of Luokung Technology Corp. outstanding as reported on the December 6th, 2019 Prospectus Supplement to Registration Statement No. 333-233108 filed with the SEC pursuant to Rule 424(b)(2).

SCHEDULE 13G/A

CUSIP No. G56981106

1	Names of Reporting Persons
Benjamin Assets Capital Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x] joint filers
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
11,312,861(1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
11,312,861(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,312,861
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.62(2)
12	Type of Reporting Person (See Instructions)
CO

(1)  Benjamin Empire Limited is the record owner of 11,312,861 Ordinary Shares of the Issuer.  Benjamin Empire Limited is wholly owned by Benjamin Assets Capital Limited, which is in turn wholly owned by the Benjamin Family Trust, an irrevocable discretionary trust for which TMF (Cayman) Ltd. acts as the trustee (the "Trustee").  The Trustee may exercise voting and dispositive power over these shares.

(2)  Based on 201,317,558 ordinary shares of Luokung Technology Corp. outstanding as reported on the December 6th, 2019 Prospectus Supplement to Registration Statement No. 333-233108 filed with the SEC pursuant to Rule 424(b)(2).

SCHEDULE 13G/A

CUSIP No. G56981106

1	Names of Reporting Persons
Benjamin Family Trust
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x] joint filers
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
11,312,861(1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
11,312,861(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,312,861
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.62(2)
12	Type of Reporting Person (See Instructions)
OO

(1)  Benjamin Empire Limited is the record owner of 11,312,861 Ordinary Shares of the Issuer.  Benjamin Empire Limited is wholly owned by Benjamin Assets Capital Limited, which is in turn wholly owned by the Benjamin Family Trust, an irrevocable discretionary trust for which TMF (Cayman) Ltd. acts as the trustee (the "Trustee").  The Trustee may exercise voting and dispositive power over these shares.

(2) Based on 201,317,558 ordinary shares of Luokung Technology Corp. outstanding as reported on the December 6th, 2019 Prospectus Supplement to Registration Statement No. 333-233108 filed with the SEC pursuant to Rule 424(b)(2).

Item 1.

(a) Name of Issuer: Luokung Technology Corp.

(b) Address of Issuer's Principal Executive Offices:

LAB 32, SOHO 3Q, No 9, Guanghua Road Chaoyang District, Beijing, People's Republic of China,  100020

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being filed jointly by (i) Benjamin Empire Limited, (ii) Benjamin Assets Capital Limited, and the (iii) Benjamin Family Trust., (each individually a "Reporting Person" and collectively the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office or, if None, Residence:

The address of the principal business office of (i) Benjamin Empire Limited and (ii) Benjamin Assets Capital Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola British Virgin Islands.

The address of the principal business office of (iii) Benjamin Family Trust is 2/F., The Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 10338, KY1-1003, Grand Cayman, Cayman Islands

(c) Citizenship:

(i) Benjamin Empire Limited and (ii) Benjamin Assets Capital Limited were formed under the laws of the British Virgin Islands, and the (iii) Benjamin Family Trust was formed under the laws of the Cayman Islands.

(d) Title and Class of Securities:

Ordinary Shares, par value $0.01 (the "Ordinary Shares")

(e) CUSIP No.:

The Issuer's CUSIP Number is G56981106.

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Benjamin Empire Limited is the record owner of 11,312,861 Ordinary Shares of the Issuer.  Benjamin Empire Limited is wholly owned by Benjamin Assets Capital Limited, which is in turn wholly owned by the Benjamin Family Trust (the "Trust"), an irrevocable discretionary trust for which TMF (Cayman) Ltd. acts as the trustee (the "Trustee"). Mr. Lixin Shi is the sole director of Benjamin Empire Limited and the settlor of the Trust, irrevocably transferring discretion over investment and dispositive powers with respect to the assets of the Trust to the Trustee. The beneficiaries of the Trust are Mr. Lixin Shi and his family.  Benjamin Empire Limited, Benjamin Assets Capital Limited and the Trust are making this single, joint filing pursuant to Rule 13d-1(k) promulgated under the Act as they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.  Each of  Benjamin Empire Limited and Benjamin Assets Capital Limited and the Trust disclaims beneficial ownership of any shares beneficially owned by the Trustee other than the abovementioned 11,312,861 Ordinary Shares of the Issuer.  The Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own the Ordinary Shares of the Issuer that are beneficially owned by the Trust.  However, the Trustee disclaims beneficial ownership of all Ordinary Shares of the Issuer.

(a) Amount Beneficially Owned:

      Benjamin Empire Limited: 11,312,861

      Benjamin Assets Capital Limited: 11,312,861

      Benjamin Family Trust: 11,312,861

(b) Percent of Class:

      Benjamin Empire Limited:             5.62%

      Benjamin Assets Capital Limited:  5.62%

      Benjamin Family Trust:  5.62%

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

      Benjamin Empire Limited:               0

      Benjamin Assets Capital Limited:    0

      Benjamin Family Trust:                    0

 (ii) Shared power to vote or to direct the vote:

      Benjamin Empire Limited:             11,312,861

      Benjamin Assets Capital Limited:  11,312,861

      Benjamin Family Trust:                  11,312,861

 (iii) Sole power to dispose or to direct the disposition of:

      Benjamin Empire Limited:               0

      Benjamin Assets Capital Limited:    0

      Benjamin Family Trust:                    0

(iv) Shared power to dispose or to direct the disposition of:

      Benjamin Empire Limited:             11,312,861

      Benjamin Assets Capital Limited:  11,312,861

      Benjamin Family Trust:                  11,312,861

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8. Identification and classification of members of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1*  Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24th, 2020

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

BENJAMIN EMPIRE LIMITED

By:      /s/ Mr. Lixin Shi

Name:  Mr. Lixin Shi

Title:    Director

BENJAMIN ASSETS CAPITAL LIMITED

By:      /s/ Chan Ka Wah Hanifa

Name: Chan Ka Wah Hanifa on behalf of S.B. Vanwall Ltd.

Title:  Director

BENJAMIN FAMILY TRUST

By:      /s/ Yeu Chi Fai and /s/ Liu Kin Wai

Name:  Yeu Chi Fai and Liu Kin Wai on behalf of TMF (Cayman) Ltd.

Title:    Trustee

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share, of Luokung Technology Corp., and further agree that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated:   September 13th, 2019

BENJAMIN EMPIRE LIMITED

By:      /s/ Mr. Lixin Shi

Name:  Mr. Lixin Shi

Title:    Director

BENJAMIN ASSETS CAPITAL LIMITED

By:      /s/ Chan Ka Wah Hanifa

Name: Chan Ka Wah Hanifa on behalf of S.B. Vanwall Ltd.

Title:  Director

BENJAMIN FAMILY TRUST

By:      /s/ Yeu Chi Fai and /s/ Liu Kin Wai

Name:  Yeu Chi Fai and Liu Kin Wai on behalf of TMF (Cayman) Ltd.

Title:    Trustee